OPERATING AGREEMENT OF

Takezo, LLC

This OPERATING AGREEMENT (the "Agreement") of Takezo, LLC (the "Company"), is entered into effective for all purposes and in all respects as of May 15, 2018 (the "Effective Date") by and among the Persons whose signatures appear on the signature pages hereto, each having duly executed this Agreement or a counterpart to this Agreement intending to be legally bound by the following terms and conditions, and such other Persons who may hereafter be admitted from time to time as members in accordance with the provisions hereof. Each of such persons is hereinafter referred to individually as a "Member," and collectively as the "Members."

RECITALS:

A. The Company was duly formed as a limited liability company in the State of Delaware on May 15th, 2018.

B. In order to regulate the affairs of the Company and the conduct of its business, the Company and the Members desire to enter into this Agreement intending this Agreement to govern the affairs of the Company and the conduct of its business commencing as of the Effective Date and to constitute the "operating agreement" of the Company within the meaning of the Act (as defined below) commencing as of the Effective Date.

C. The purpose of the Company shall include creating a material positive impact on society and the environment, taken as a whole, from the business and operations of the Company.

NOW, THEREFORE, in consideration of the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1. Certain Defined Terms. The following capitalized terms used in this Agreement shall have the respective meanings ascribed to them below:

"Acceptance Notice" has the meaning set forth in Section 8.1(b).

"Act" means the Delaware Limited Liability Company Act, as amended from time to time (or any corresponding provisions of succeeding law).

"Adjusted Capital Account" means, for each Member, the balance, if any in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(i) Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(ii) Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6) of the Treasury Regulations.

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

"Affiliate" means, with respect to any specified Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person owning or controlling fifty-one percent (51%) or more of the outstanding voting interests of such Person, or (iii) any officer, director, or general partner of such Person. For purposes of this definition, the term "controls," "is controlled by," or "is under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise.

"Agreement" means this Operating Agreement, as it may be further amended, supplemented, and/or restated from time to time.

"Authorized Shares" shall mean that the Company has Authorized Shares in the amount of eleven million (11,000,000) shares. From this amount (i) one million (1,000,000) shares are reserved for issuance pursuant to Section 3.4, (ii) eight million six hundred and sixty thousand (8,660,000) shares are allocated to be distributed by the Board to the Founders and (iii) one million three hundred and forty thousand (1,340,000) shares are allocated to be distributed by the CEO or the Board to advisors, key hires, and third parties for services rendered.

"Board" shall have the meaning set forth in Section 6.1.

"Capital Account" means a separate account maintained for each Member and adjusted in accordance with Treasury Regulations under Section 704 of the Code. To the extent consistent with such Treasury Regulations, the adjustments to such accounts shall include the following:

(a) There shall be credited to each Member's Capital Account the amount of any cash actually contributed by such Member to the capital of the Company, the fair market value of any property contributed by such Member to the capital of the Company, the amount of liabilities of the Company assumed by the Member or to which property distributed to the Member was subject and such Member's share of the Net Profits of the Company and of any items in the nature of income or gain separately allocated to the Members; and there shall be charged against each Member's Capital Account the amount of all cash distributions to such Member, the fair market value of any property distributed to such Member by the Company, the amount of liabilities of the Member assumed by the Company or to which property contributed by the Member to the Company was subject and such Member's share of the Net Losses and of the Company and of any items in the nature of losses or deductions separately allocated to the

Members.

(b) If the Company at any time distributes any of its assets in-kind to any Member, the Capital Account of each Member shall be adjusted to account for that Member's allocable share of the Net Profits, Net Losses or items thereof that would have been realized by the Company had it sold the assets that were distributed at their respective fair market values (taking Code Section 7701(g) into account) immediately prior to their distribution.

(c) If elected by the Company, at any time specified in Treasury Regulation Section 1.704-1(b)(2)(iv)(f), the Capital Account balance of each Member shall be adjusted to the extent provided under such Treasury Regulation to reflect the Member's allocable share (as determined under Article V) of the items of Net Profits or Net Losses that would be realized by the Company if it sold all of its property at its fair market value (taking Code Section 7701(g) into account) on the day of the adjustment.

"Capital Contribution" means any contribution by a Member to the capital of the Company.

"Capital Distribution" has the meaning set forth in Section 4.1(b).

"Carrying Value" means, with respect to any Company asset, such asset's adjusted basis for federal income tax purposes; provided, that (i) the initial Carrying Value of any asset contributed to the Company shall be adjusted to equal its gross fair market value at the time of its contribution; (ii) the Carrying Values of all assets held by the Company shall be adjusted to equal their respective gross fair market values (taking Code Section 7701(g) into account) upon an adjustment to the Capital Accounts of the Members described in paragraph (c) of the definition of "Capital Account"; (iii) the Carrying Value of any asset whose Carrying Value was adjusted pursuant hereto shall thereafter be adjusted in accordance with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv)(g); (iv) the Carrying Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Company; and (v) the Carrying Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to (A) Treasury Regulation Section 1.704-1(b)(2)(iv)(m) and (B) subparagraph (c) of the definition of Net Profits and Net Loss or Section 5.2(h); provided, that Carrying Values shall not be adjusted pursuant to this clause (v) to the extent the Company determines that an adjustment pursuant to clause (ii) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (v).

"Certificate of Formation" means the Certificate of Formation filed with the Delaware Secretary of State to form the Company.

"Code" means the Internal Revenue Code of 1986, as amended.

"Commission" means the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.

"Common Share" means any Share issued by the Company as, and designated in the Share Register as, a Common Share.

"Company" means Takezo, LLC, a Delaware limited liability company.

"Company Losses" shall have the meaning set forth in Section 2.7. "Company Notice" has the meaning set forth in Section 8.3(e).

"Company Sale" means (a) any transaction or series of related transactions in which a Person, or group of related Persons, acquires from the Members a majority of the then outstanding Shares, (b) a merger, consolidation, share exchange, combination, reorganization, recapitalization or similar transaction or series of transactions in which (i) a subsidiary of the Company is a constituent party and the Company issues Shares pursuant to such transaction, or (ii) the Company is a constituent party, except in either case any such transaction involving the Company or a subsidiary in which the Shares outstanding immediately prior to such transaction continue to represent, or are converted or exchanged for equity which represents, immediately following such transaction, at least a majority, by voting power, of the equity of (A) the surviving or resulting corporation or (B) if the surviving or resulting entity is a wholly-owned subsidiary of another entity immediately following such transaction, the parent of such surviving or resulting entity; or (c) the sale, lease, exclusive license, Transfer or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, except where such sale, lease, exclusive license, Transfer or other disposition is to a wholly owned subsidiary of the Company.

"Director" means each person elected to serve as a member of the Board in accordance with Article VI of this Agreement and any person who becomes an additional, substitute or replacement Director as permitted by this Agreement, in each such person's capacity as (and for the period during which such person serves as) a Director of the Company.

"Disinterested Directors" has the meaning set forth in Section 6.5(f). "Drag-Along Members" has the meaning set forth in Section 8.5(a). "Drag-Along Notice" has the meaning set forth in Section 8.5(a). "Drag-Along Transferors" has the meaning set forth in Section 8.5(a).

"Effective Date" has the meaning set forth in the introductory paragraph of this Agreement.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be in effect.

"Exempt Interests" has the meaning set forth in Section 8.1(e).

"Founders" means each of the founding members designated as such on the Share Register attached hereto as Exhibit A.

"Incentive Shares" has the meaning set forth in Section 3.4. "Indemnitee" has the meaning set forth in Section 6.5(b).

"IPO" means the initial public offering of Common Shares of the Company or the Successor Corporation pursuant to a firm commitment underwritten public offering that results in at least $10 million of aggregate gross proceeds to the Company; provided, that for purposes of Article XI only, IPO shall mean the initial underwritten public offering of Common Shares pursuant to an effective Registration Statement.

"Liquidation" shall have the meaning set forth in Section 4.1(c).

"Liquidator" means any Person or Persons (which may include the Board and/or any one or more Directors and Officers) charged with winding up and/or liquidating the business, affairs and/or assets of the Company in accordance with the provisions hereof.

"Majority in Interest" means the Members holding greater than fifty percent (50%) of the outstanding voting Shares of the Company.

"Member" means any Person that is a holder of record of one or more Shares, as reflected in the Share Register, in each such Person's capacity as (and for the period during which such Person continues to be) such holder.

"member (partner) nonrecourse debt" has the meaning set forth in Section 5.4(c).

"Membership Interest" means all of a Member's equity interest in the Company, including the rights, if any, to receive allocations and distributions, to vote and to consent or approve.

"Membership Interests" means, collectively, all of the then outstanding Membership Interests.

"Member Notice" has the meaning set forth in Section 8.3(b).

"Net Profits" and "Net Losses" mean the taxable income or loss, as the case may be, for a period as determined in accordance with Code Section 703(a) (for this purposes, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), computed with the following adjustments:

(a) Items of gain, loss, and deduction shall be computed based upon the Carrying Values of the Company's assets (in accordance with Treasury Regulation Sections 1.704-1(b)(2)(iv)(g)) rather than upon such assets' adjusted bases for federal income tax purposes;

(b) Any tax-exempt income received by the Company shall be included as an item of gross income;

(c) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be

taken into account for purposes of computing Net Profits or Net Losses;

(d) Any expenditure of the Company described in Code Section 705(a)(2)(B) (including any expenditures treated as being described in Code Section 705(a)(2)(B) pursuant to Treasury Regulations under Code Section 704(b)) shall be subtracted from such taxable income or loss;

(e) The amount of income, gain, loss or deduction specially allocated to any Members pursuant to Section 5.2 shall not be included in the computation; and

(f) The amount of any items of Net Profits or Net Losses deemed realized pursuant to paragraphs (b) and (c) of the definition of "Capital Account" shall be included in the computation of Net Profits and Net Losses.

"nonrecourse deductions" has the meaning set forth in Section 5.2(b). "nonrecourse liability" has the meaning set forth in Section 5.4(b) and (c). "Notice" has the meaning set forth in Section 8.3(a).

"Offer" has the meaning set forth in Section 8.1(a).

"Offer Notice" has the meaning set forth in Section 8.1(a). "Offered Interests" has the meaning set forth in Section 8.1(a). "Offered Shares" has the meaning set forth in Section 8.3(a).

"Offeree" has the meaning set forth in Section 8.3(a). "Officers" has the meaning set forth in Section 6.4(a).

"Option Period" has the meaning set forth in Section 8.3(c). "Original Allocation" has the meaning set forth in Section 5.2(e). "Over-Allotment Option" has the meaning set forth in Section 8.3(d).

"Person" means any corporation, limited or general partnership, limited liability company, trust, unincorporated association, any other entity or organization, governmental agency, bureau, department or other body, or an individual.

"Primary Option Period" has the meaning set forth in Section 8.3(b).

"Pro Rata Member" has the meaning set forth in Section 8.1(a).

"Proper Purpose" means a purpose reasonably related to such Person's interest as a Member of the Company as reasonably determined in good faith by the Board.

"Proportionate Percentage" shall mean:

(a) with respect to the Common Shares held by a Member, a fraction of which (i) the numerator is the number of Common Shares held by such Member, and (ii) the denominator is the number of Common Shares held by all Members; and

(b) with respect to all Shares held by a Member, a fraction of which (i) the numerator is the number of Shares held by such Member, and (ii) the denominator is the number of Shares held by all Members.

"Proposed Member Transfer" has the meaning set forth in Section 8.3(a).

"Purpose" of the Company shall include creating a material positive impact on society and the environment, taken as a whole, from the business and operations of the Company

"Registration Statement" means a registration statement filed by the Company with the Commission for a public offering and sale of securities of the Company (or the Successor Corporation), other than a registration statement on Form S-8 or Form S-4, or their successors, or any other form for a similar limited purpose, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another corporation.

"Remaining Shares" has the meaning set forth in Section 8.3(b). "Secondary Notice" has the meaning set forth in Section 8.3(d).

"Secondary Option Period" has the meaning set forth in Section 8.3(c).

"Secretary" means the person occupying the office of Secretary at any time or from time to time.

"Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be in effect.

"Selling Member" has the meaning set forth in Section 8.3(a).

"Share" means a share of a particular class and/or series of Membership Interests, and any successor security.

"Share Register" means a list of Members and their respective holdings of Shares of each class and the Capital Contributions relating to such Shares, attached hereto as Schedule A.

"Successor Corporation" has the meaning set forth in Section 10.1(a).

"Transfer" and any grammatical variation thereof shall refer to any sale, exchange, issuance, redemption, assignment, distribution, encumbrance, hypothecation, gift, pledge, retirement, resignation, transfer or other withdrawal, disposition or alienation in any way (whether voluntarily, involuntarily or by operation of law) as to any interest as a Member. Transfer shall specifically, without limitation of the above, include assignments and distributions resulting from death, incompetency, bankruptcy, liquidation and dissolution.

ARTICLE II
GENERAL

2.1. Name of the Limited Liability Company. The name of the Company is Takezo, LLC. The

name of the Company may be changed at any time or from time to time with the approval of the Board.

2.2. Office of the Limited Liability Company; Agent for Service of Process. The registered agent for service of process on the Company in the State of Delaware is National Registered Agents, Inc and the registered office in the State of Delaware is 160 Greentree Drive, Suite 100 Dover, DE 19904. The Board may establish places of business of the Company within and without the State of Delaware, as and when required by the Company's business and in furtherance of its purposes set forth in Section 2.4 hereof, and may appoint agents for service of process in all jurisdictions in which the Company shall conduct business. The Board may cause the Company to change from time to time its registered agent for service of process, or the location of its registered office in Delaware.

2.3. Organization. The Board shall cause to be filed such certificates and documents as may be necessary or appropriate to comply with the Act and any other applicable requirements for the operation of a limited liability company in accordance with the laws of the State of Delaware and any other jurisdictions in which the Company shall conduct business, and shall continue to do so for so long as the Company conducts business therein.

2.4. Purposes; Duration of Company. The purpose of the Company is to engage in the Purpose and any activity in which a limited liability company organized under the laws of the State of Delaware may lawfully engage. The term of the Company shall continue perpetually unless earlier terminated in accordance with the terms of this Agreement.

2.5. Members.

(a) The name and address of each of the Members shall be set forth in the Share Register.

(b) Additional Members may only be admitted to the Company in accordance with the terms of this Agreement, and is conditioned on, among other things, the execution by each such additional Member of a counterpart signature page to this Agreement or other written agreement to be bound by all of the terms and conditions of this Agreement in the capacity of a Member.

(c) In connection with (i) any issuance of Shares and the admission of a new Member in accordance with the terms of this Agreement, the Board shall cause the Share Register to be amended to reflect such issuance or admission, and (ii) the redemption or repurchase of Common Shares, the Board shall cause the Share Register to be amended to reflect such redemption, and no such amendment shall require any vote, consent, approval or other action of the Members.

(d) No Member shall have the right or power to resign, withdraw or retire from the Company (except upon a Transfer of record ownership of all of such Member's Shares in compliance with, and subject to, the provisions of Article VIII).

(e) No Member may be expelled or required to resign, withdraw or retire from the Company (except upon a Transfer of record ownership of all of such Member's Shares in

compliance with, and subject to, the provisions of Article VIII).

2.6. Directors as Members. Any Director may (but shall not be required to) be a holder of Shares, and such person's rights and duties as a Director shall be distinct and separate from such person's rights and duties as a Member.

2.7. Liability of Members. The liability of the Members for the losses, debts and obligations of the Company (collectively, "Company Losses") shall be limited to their respective Capital Accounts, and the Members shall not be personally liable for such Company Losses. Without limiting the foregoing, (i) no Member, in his, her or its capacity as a Member, shall have any liability to restore any negative balance in his, her or its Capital Account; and (ii) the failure of the Company to observe any formalities or requirements relating to exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members or Directors for liabilities of the Company.

2.8. No Partnership. The Company is not intended to be a general partnership, limited partnership or joint venture, and no Member shall be considered to be a partner or joint venturer of any other Member, for any purposes other than foreign and domestic federal, state, provincial and local income tax purposes, and this Agreement shall not be construed to suggest otherwise.

2.9. Title to Company Property. All property owned by the Company, whether real or personal, tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Member, individually, shall have any ownership of such property. The Company may hold any of its assets in its own name or in the name of its nominee, which nominee may be one or more trusts. Any property held by a nominee trust for the benefit of the Company shall, for purposes of this Agreement, be treated as if such property were directly owned by the Company.

2.10. Intend to Supersede Act. It is the intention of the Members that the terms of this Agreement control all the activities of the Company. To the extent the Act permits this Agreement to supersede the Act, this Agreement shall control.

ARTICLE III
CAPITAL STRUCTURE

3.1. Capital Accounts. For each Member (and each permitted assignee), the Company shall establish and maintain a separate Capital Account.

3.2. Authorized Shares; Shares Generally.

(a) All Membership Interests in the Company shall be denominated in Shares, which may be Common Shares. Each Share shall have the rights, and be subject to the obligations, set forth in this Agreement (including those governing the Members' respective rights to receive allocations of Net Profits and Net Losses and distributions of cash or property).

(b) In connection with any issuance of any additional Shares in accordance with the provisions hereof, the Board shall cause the Share Register to be amended to reflect the number and class of such Shares, and no such amendment shall require any vote, consent, approval or other action of the Members.

3.3. Common Shares.

(a) Members Holding Common Shares. The Company has issued to the Members set forth on the Share Register that number of Common Shares set forth next to each such Member on the Share Register.

(b) Voting. The holders of Common Shares shall be entitled to one (1) vote for each Common Share held at all meetings of Members (and written actions in lieu of meetings), with no right to cumulative voting.

3.4. Incentive Shares. Each of the Members acknowledges and agrees that the Company has adopted Takezo, LLC Equity Incentive Plan, dated as of the Effective Date, a copy of which is attached hereto as Exhibit B (the "Plan"), to provide for the issuance of Shares (the "Incentive Shares") to the employees, officers, Directors, consultants, influencers and other third parties assisting the Company, in such amounts as determined by the Board from time to time, which Incentive Shares may be issued in the form of Share options, restricted Shares, profits interest Shares and/or any other lawful form of equity compensation.

Incentive Shares issued in the form of a "profits interest" shall constitute a profits interest within the meaning of Revenue Procedures 93-27 and 2001-43. Incentive Shares shall be subject to the terms of the Plan and the Incentive Share grant document to be delivered to the Person receiving Incentive Shares at the time of grant, which shall include (among other things) the number of Shares represented by such Incentive Shares, the hurdle or grant/strike price applicable to the Incentive Shares (which shall be set at no less than fair value at the time of grant, as determined by the Board), whether and when such Incentive Shares receive distributions (if any), the portion of the Incentive Shares that are vesting Shares or performance Shares, if any, the financial or other objectives that must be satisfied with respect to the Incentive Shares, if any, and any other terms or conditions deemed appropriate by the Board including, without limitation, repurchase and forfeiture upon the occurrence of certain events. All rights of "Members" by virtue of Incentive Shares shall be subject to, and limited by, the terms of the Incentive Share grant document. As of the Effective Date, the amount of Incentive Shares authorized for issuance shall be 1,000,000 Incentive Shares; provided, however, the amount of available Incentive Shares may be increased or decreased by the Board from time to time, in its sole discretion

3.5. Capital Contributions. Any Person (including any Person that is a Member) acquiring one or more Shares from the Company shall be deemed to have made a Capital Contribution in the amount of cash paid and/or the fair market value of any property (including any indebtedness or obligation of such Person) transferred to the Company as consideration for such Shares (or otherwise in connection with such acquisition thereof).

3.6. No Withdrawal of or Interest on Capital. No Member shall be obligated to make any additional Capital Contribution. No interest shall accrue on any Capital Contribution, and no Member shall have the right to withdraw or to be repaid any Capital Contribution or to receive any other payment in respect of its Membership Interest (including, without limitation, as a result of the withdrawal or resignation of such Member from the Company), except as specifically provided in this Agreement.

3.7. Debt Financing. In the event that the Company requires additional funds to carry out its purposes, to conduct its business, or to meet its obligations, or to make any expenditure authorized by this Agreement, the Company may borrow funds from such Persons (whether or not Members), and on such terms and conditions, as may be approved by the Board.

ARTICLE IV
DISTRIBUTIONS

4.1. Distributions Generally.

(a) Subject to the provisions of Sections 4.2, 4.3 and 9.3 and the Act, distributions of cash or other property shall be made to the Members at such time or times, and in such aggregate amounts, as shall be determined by the Board.

(b) Distributions shall be made to the Members in accordance with Sections 4.2 and 4.3; provided, that any distribution of cash or other property of the Company (i) attributable to (x) any sale or other disposition of all or a portion of the Company's property (including the assets or securities of any one or more entities in which the Company has an equity interest) in a single transaction or a series of related transactions, other than any such sale or disposition in the ordinary course of the Company's business, (y) the occurrence of a liquidity event with respect to (such as the creation of a public market for) any one or more entities in which the Company has an equity interest, or (z) any financing or refinancing of the Company's property, or (ii) determined by the Board to be attributable to a capital transaction (any such distribution as described in the preceding clauses (i) or (ii), a "Capital Distribution") shall be made in accordance with Section 9.3(b).

(c) Any merger or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues Shares pursuant to such merger or consolidation (except any such merger or consolidation involving the Company or a subsidiary in which the Persons which are Members immediately prior to such merger or consolidation continue to hold immediately following such merger or consolidation at least 50.1% by voting power of the capital stock or equivalent equity securities of (x) the surviving or resulting entity or (y) if the surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity), or sale of all or substantially all of the assets of the Company, shall be deemed to be a liquidation of the Company requiring a liquidating distribution to the Members (a "Liquidation"), and the agreement or plan of merger or consolidation with respect to such merger, consolidation or sale shall provide that the consideration payable to the Members (in the case of a merger or consolidation), or consideration payable to the Company, together with all other available assets of the Company (in the case of an asset sale), shall be distributed to the Members in accordance with the distribution priorities set forth in Section 9.3 of this Agreement.

4.2. Distributions Other Than Capital Distributions. Distributions other than Capital Distributions shall be made to the holders of Shares in proportion to their respective holdings thereof; provided, however, that any distributions to be made to such holders pursuant to this Section 4.2 shall be made by the Company only to the extent cash is generated from the operations of the Company and available for distribution, in each case, as determined by the Board.

The Company shall not be required to dispose of assets outside of the ordinary course of business or engage in any other extraordinary transactions in order to obtain the cash necessary for such distributions.

4.3. Tax Distributions. On or before April 15 of each fiscal year commencing after the Effective Date, the Company shall distribute to each Member, in cash, an amount equal to the product of (i) the net taxable income attributable to the immediately preceding fiscal year of the Company that was allocated to such Member and (ii) the highest combined marginal rate of federal, state and local income tax applicable to individuals subject to taxation in New York, New York. The Company shall not be required to dispose of assets outside of the ordinary course of business or engage in any other extraordinary transactions in order to obtain the cash necessary for such distributions, and such distributions pursuant to this Section 4.3 shall be without regard to any prior allocations of Net Losses pursuant to Article V hereof but shall take into account any distributions which were made with respect to the particular allocation of Net Profits giving rise to such tax obligation but shall not take into account distributions for which it is intended that an equal amount of items of gross income or gain are to be allocated under Section 5.2(f) hereof. If the cash available is insufficient to make the distribution described hereunder, then the distribution to Members shall be in proportion to the amounts each Member would have been distributed if cash was available.

4.4. Distribution of Assets in Kind. Except as otherwise expressly provided herein, no Member shall have any right to require any distribution of any assets of the Company in kind. If any assets of the Company are distributed in kind, such assets shall, unless otherwise expressly provided herein, be distributed on the basis of their fair market value as determined by the Board.

4.5. Nature of Distributions. With respect to any distribution made or to be made to the Members pursuant to Section 4.1, the Board shall, at the time of approving such distribution, specify whether such distribution is a distribution of profits or of capital. Any distribution made or to be made pursuant to Section 4.2 and Section 4.3 shall be deemed for all purposes hereunder to be a distribution of profits.

ARTICLE V
ALLOCATION OF NET PROFITS AND NET LOSSES

5.1. Basic Allocations. After giving effect to the special allocations set forth in Section 5.2 below, Net Profits and Net Losses of the Company for each fiscal year of the Company shall be allocated to the Members in such a manner that, as of the end of such fiscal year, results in a Capital Account balance for each Member that is equal, as nearly as possible, to: (i) the respective net amounts, positive or negative, which would be distributed to them under this Agreement under Section 9.3(b), determined as if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their respective Carrying Values, all Company liabilities were satisfied (limited with respect to each Company nonrecourse liability to the Carrying Value of the assets securing such liability), and the net assets of the Company were distributed, in accordance with Section 9.3(b), to the Members immediately after making such allocations, minus (ii) any amount such Member is obligated to contribute to the Company and such Member's share of the Company's "partnership minimum gain" (as defined in Treasury Regulation Section 1.704-2(b)(2) and "partner nonrecourse debt minimum gain" (as defined in Treasury Regulation Section

1.704-2(i)(2)).

5.2 Regulatory Allocations; Special Allocations; Section 704(c). Notwithstanding the provisions of Section 5.1 above, the following allocations of Net Profits, Net Losses and items thereof shall be made in the following order of priority with respect to items (a) through (f):

(a) Items of income or gain (computed with the adjustments contained in paragraphs (a), (b), and (c) of the definition of "Net Profits" and "Net Losses") for any taxable period shall be allocated to the Members in the manner and to the minimum extent required by the "minimum gain chargeback" provisions of Treasury Regulation Section 1.704-2(f) and Treasury Regulation Section 1.704-2(i)(4).

(b) All "nonrecourse deductions" (as defined in Treasury Regulation Section 1.704-2(b)(1)) of the Company for any year shall be allocated to the Members in proportion to their respective Shares held; provided, that nonrecourse deductions attributable to "partner nonrecourse debt" (as defined in Treasury Regulation Section 1.704-2(b)(4)) shall be allocated to the Members in accordance with the provisions of Treasury Regulation Section 1.704-2(i)(1).

(c) Items of income or gain (computed with the adjustments contained in paragraphs (a), (b) and (c) of the definition of "Net Profits" and Net Losses") for any taxable period shall be allocated to the Members in the manner and to the extent required by the "qualified income offset" provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

(d) In no event shall Net Losses of the Company be allocated to a Member if such allocation would cause or increase a negative balance in such Member's Adjusted Capital Account (determined, for purposes of this Section 5.2(d) only, by increasing the Member's Capital Account balance by the amount the Member is obligated to restore to the Company pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(c)).

(e) In the event that items of income, gain, loss or deduction are allocated to one or more Members pursuant to any of subsections (a) through (d) above (the "Original Allocation"), subsequent items of income, gain, loss or deduction will first be allocated (subject to the provisions of subsections (a) through (d) above) to the Members in a manner designed to result in each Member having a Capital Account balance equal to what it would have been had the Original Allocation not occurred; provided, that no such allocation shall be made pursuant to this subsection (e) if (i) the Original Allocation had the effect of offsetting a prior Original Allocation or (ii) the Original Allocation likely (in the opinion of the Company's accountants) will be offset by another Original Allocation in the future (e.g., an Original Allocation of "nonrecourse deductions" under subsection (b) above that likely will be offset by a subsequent "minimum gain chargeback" under subsection (a) above).

(f) Except as otherwise provided herein or as required by Code Section 704, for tax purposes, all items of income, gain, loss, deduction or credit shall be allocated to the Members in the same manner as are Net Profits and Net Losses; provided, that if the Carrying Value of any property of the Company differs from its adjusted basis for tax purposes either at contribution or because such Carrying Value is adjusted upon a contribution or distribution, then items of income, gain, loss, deduction or credit related to such property for tax purposes shall be

allocated among the Members so as to take account of the variation between the adjusted basis of the property for tax purposes and its Carrying Value in the manner provided for under Code Section 704(c).

(g) To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

5.3. Allocations Upon Transfer or Admission. In the event that a Member acquires Shares either by Transfer from another Member or by acquisition from the Company, the Net Profits, Net Losses, gross income, nonrecourse deductions and items thereof attributable to the Shares so Transferred or acquired shall be allocated among the Members based on a method chosen by the Board, in its sole discretion, which method shall comply with Section 706 of the Code and shall be binding on all Members. For purposes of determining the date on which the acquisition occurs, the Company may make use of any convention allowable under Section 706(d) of the Code. For purposes of the transaction described by the Purchase Agreement, the allocations attributable to Shares acquired shall be made using an interim closing of the books method, using the semi-monthly convention announced by the IRS in News Release IR-84-129 (Dec. 13, 1984).

5.4 Other Allocation Rules.

(a) Members are aware of the income tax consequences of the allocations made by in this Article V and hereby agree to be bound by the provisions of this Article V in reporting their shares of Company income and loss for income tax purposes.

(b) Solely for purposes of determining a Member's or any holder's proportionate share of "nonrecourse liabilities" within the meaning of Regulations Section 1.752 and "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a)(3), shall be allocated to the maximum possible extent to the Members' and holders' of Shares in proportion to their respective Shares held.

(c) To the extent permitted by Section 1.704-2(h)(3) of the Regulations, the Board shall endeavor to treat distributions of cash available from operations as having been made from the proceeds of a "nonrecourse liability" or a "member (partner) nonrecourse debt" as defined in the Regulations only to the extent that such distributions would cause or increase a negative Adjusted Capital Account for any holder of Shares.

ARTICLE VI
MANAGEMENT

6.1. Management of the Company Generally. The business and affairs of the Company shall

be managed by or under the direction of a Board of Directors (the "Board"), which shall collectively be deemed the "manager" of the Company within the meaning of the Act and, as such, may exercise all of the powers of the Company except as otherwise provided by law or this Agreement. In the event of a vacancy on the Board, the remaining Directors may exercise the powers of the full Board until such vacancy is filled. No Member, acting solely in the capacity of a Member, is an agent of the Company nor does any Member, unless expressly and duly authorized in writing to do so by the Board, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose. All management and other responsibilities not specifically reserved to the Members in this Agreement shall be vested in the Board, and the Members shall have no voting rights except as specifically provided in this Agreement.

6.2. Board of Directors.

(a) Number; Election and Qualification. The Members agree to vote all of their Shares to (1) fix the number of Directors on the Board at six (6) members who shall be appointed and removed as follows:

(i) The initial Board of Directors shall be Reid Block as Chairman, John Giordano, Christopher Topolewski, Karen Vaughn, Bryan Emerson, and Andrew Johnston

(ii) Beyond the initial Board of Directors, additional Board of Directors shall be elected by a majority vote of Members, which shall be in the best interest of the Company.

(iii) [1]

(b) Responsibility of Directors. In discharging the duties of their positions and in considering the best interests of the Company and members, and shall consider the effects of any action or inaction on:

(i) the members of the Company;

(ii) the employees and work force of the Company, its subsidiaries, and its suppliers;

(iii) the interests of its customers as beneficiaries of the purpose of the Company to have a material positive impact on society and the environment;

(iv) community and societal factors, including those of each community in which offices or facilities of the Company, its subsidiaries, or its suppliers are located;

(v) the impact or effect on the local and global environment;

(vi) the short-term and long-term interests of the Company, including benefits that may accrue to the Company from its long-term plans and the possibility that these interests

may be best served by the continued independence of the Company; and

(vii) the ability of the Company to create a material positive impact on society and the environment, taken as a whole.

(viii) In discharging his or her duties, and in determining what is in the best interests of the Company and its members, a Director shall not be required to regard any interest, or the interests of any particular group affected by an action or inaction, including the members, as a dominant or controlling interest or factor.

(ix) Notwithstanding anything herein to the contrary, the Board shall not, enter into, modify or terminate any agreement or other transactions with any Member or any Affiliate of any Member (including but not limited to determining the compensation of or other payments to be made to any Member or any Affiliate of any Member) unless such agreements or other transactions are on an arms-length basis and any such payments are at market rates.

(c) Vacancies. Any vacancy on the Board created by the resignation, removal, incapacity or death of any person designated in accordance with this Section 6.2 shall be filled by another person designated by the original designating party subject to the written approval of the other remaining Founders and the Members shall vote their Shares in accordance with such new designation and any such vacancy shall not be filled in the absence of a new designation by the original designating party (or his, her or its successors or assigns).

(d) Enlargement of the Board. Subject to Section 6.2(a) above, the number of Directors may be increased at any time and from time to time by the approval of a majority of Directors on the Board. Upon such enlargement, the additional Directors shall initially be designated as agreed by a majority of Directors on the Board.

(e) Tenure. Each Director shall hold office until his or her successor is duly elected hereunder, or until his or her earlier death, resignation or removal.

(f) Resignation. Any Director may resign by delivering his or her written resignation to the Company at its principal office or to the CEO or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

(g) Regular Meetings. Regular meetings of the Board may be held without notice at such time and place, either within or without the State of Delaware, as shall be determined from time to time by the Board; provided, that any Director who is absent when such a determination is made shall be given notice of the determination.

(h) Special Meetings. Special meetings of the Board may be held at any time and place, within or without the State of Delaware, designated in a call by the CEO, two or more Directors, or by one Director in the event that there is only a single Director in office.

(i) Notice of Special Meetings. Notice of any special meeting of Directors shall be given to each Director by the Secretary or by the Officer or one of the Directors calling

the meeting. Notice shall be duly given to each Director (i) by giving notice to such Director in person or by telephone at least 48 hours in advance of the meeting, (ii) by sending an electronic (including e-mail) or facsimile notice, or delivering written notice by hand, to his or her last known business or home address at least 48 hours in advance of the meeting, or (iii) by mailing written notice to his or her last known business or home address at least 72 hours in advance of the meeting.

(j) Meetings by Telephone Conference Calls. Directors or any members of any committee designated by the Directors may participate in a meeting of the Board or such committee by means of telephone conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

(k) Quorum. A majority of the total number of the whole Board shall constitute a quorum at all meetings of the Board. In the event one or more of the Directors shall be disqualified to vote or shall abstain from voting at any meeting, then the required quorum shall be reduced by one for each such Director so disqualified; provided, that in no case shall less than one-third (1/3) of the number so fixed constitute a quorum. In the absence of a quorum at any such meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.

(l) Action at Meeting. At any meeting of the Board at which a quorum is present, the vote of a majority of those present shall be sufficient to take any action, unless a different vote is specified by law, the Certificate of Formation or this Agreement.

(m) Action by Consent. Any action required or permitted to be taken at any meeting of the Board or of any committee of the Board may be taken without a meeting, if the requisite number of Directors on the Board or committee, as the case may be, consent to the action in writing or by e-mail or other electronic transmission, and the written consents or electronic submissions are filed with the minutes of proceedings of the Board or committee.

(n) Removal. Except as may be otherwise provided by the Act, any one or more or all of the Directors may be removed, with cause, only by the Members who have the right to designate such Director in accordance with Section 6.2(a) hereof.

(o) Committees. The Board may, by resolution passed by a majority of the whole Board designate one or more committees, each committee to consist of one or more of the Directors. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member of such committee at any meeting thereof. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board designating it and subject to the provisions of the Act, shall have and may exercise all of the powers and authority of the Board in the management of the business and affairs of the Company. Each such committee shall keep minutes and make such reports as the Board may from time to time request. Except as the Board may otherwise

determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the Directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in this Agreement for the Board.

(p) Compensation of Directors. Subject to Section 6.2(b) above, Directors may be paid such compensation, including equity compensation, for their services and such reimbursement for expenses of attendance at meetings as the Board may from time to time unanimously determine. No such payment shall preclude any Director from serving the Company or any of its parent or subsidiary entities in any other capacity and receiving compensation for such service. Each Director shall devote such time to the affairs of the Company as may be reasonably necessary for the performance by such Director of his or her duties hereunder; provided, that no Director shall, solely by reason of his or her service as a Director hereunder, be required to devote his or her full time to such affairs.

(q) Liability. A Director shall not be personally liable for monetary damages for: (i) any action or inaction in the course of performing the duties of a Director under Section 6 if the Director was not interested with respect to the action or inaction; or (ii) failure of the Company to create a material positive impact on society and the environment, taken as a whole. Notwithstanding anything set forth herein Section 6, a Director is entitled to rely on the provisions regarding "best interests" set forth above in enforcing his or her rights hereunder and under state law, and such reliance shall not, absent another breach, be construed as a breach of a Director's duty of care, even in the context of a Company Sale where, as a result of weighing the interests set forth, a Director determines to accept an offer, between two competing offers, with a lower price per unit. A Director is determined to have made a business judgment in good faith and fulfills the duty under this Section 6 if the Director: (i) is not interested in the subject of the business judgment; (ii) is informed with respect to the subject of the business judgment to the extent the director reasonably believes to be appropriate under the circumstances; and (iii) rationally believes that the business judgment is in the best interests of the Company.

6.3. Members.

(a) Place of Meetings. All meetings of Members shall be held at such place as may be designated from time to time by the Board or the CEO or, if not so designated, at the principal office of the Company.

(b) Call of Meetings. Meetings of Members may be called at any time by the CEO, the Board or a Majority in Interest. Business transacted at any meeting of Members shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

(c) Notice of Meetings. Except as otherwise provided by law, written notice of each meeting of Members shall be given not less than 10 nor more than 60 days before the date of the meeting to each Member entitled to vote at such meeting. The notices of all meetings shall state the place, date and hour of the meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the Member at his, her or its address as it appears on the records of the Company.

(d) Voting List. The Officer who has charge of the Share Register of the Company shall prepare, at least 10 days before every meeting of Members, a complete list of the Members entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each Member and such Member's holdings of Shares of each class. Such list shall be open to the examination of any Member, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, at a place within the city where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any Member who is present.

(e) Quorum. Except as otherwise provided by law, the Certificate of Formation or this Agreement, a Majority in Interest, present in person or represented by proxy, shall constitute a quorum for the transaction of business.

(f) Adjournments. Any meeting of Members may be adjourned to any other time and to any other place at which a meeting of Members may be held under this Agreement by the Members present or represented at the meeting and entitled to vote, although less than a quorum, or, if no Member is present, by any Officer entitled to preside at or to act as secretary of such meeting. It shall not be necessary to notify any Member of any adjournment of less than 30 days if the time and place of the adjourned meeting are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting.

(g) Voting and Proxies.

(i) Each Member holding Shares entitled to vote on the relevant matter(s) of record shall be entitled to vote at a meeting of Members, or to express consent or dissent to Company action in writing (including by e-mail or other means of electronic communication) without a meeting. On any matter presented to the Members for their action or consideration at any meeting of Members (or by written action of Members in lieu of meeting), each holder of outstanding Common Shares shall be entitled to one (1) vote for each Common Share held by such Member.

(ii) A Member holding Shares entitled to vote on the relevant matters(s) may vote or express consent or dissent in person or may authorize another person or persons to vote or act for him, her or it by written proxy executed by the Member or his, her or its authorized agent and delivered (including by e-mail or other electronic transmission) to any Officer. No such proxy shall be voted or acted upon after three (3) years from the date of its execution, unless the proxy expressly provides for a longer period.

(h) Action at Meeting. When a quorum is present at any meeting, a Majority in Interest shall decide any matter to be voted upon by the Members at such meeting, except when a different vote is required by express provision of law, the Certificate of Formation or this Agreement.

(i) Action without Meeting. Any action required or permitted to be taken at

any meeting of Members may be taken without a meeting, without prior notice and without a vote, if a consent in writing or by electronic submission, setting forth the action so taken, is signed by the Members holding not less than the minimum aggregate number of Shares outstanding and entitled to vote with respect to such action that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote on such action were present and voted. Prompt written notice of the taking of an action without a meeting by less than unanimous written consent shall be given to those Members who have not consented in writing.

(j) Record Date. The Board may fix in advance a date as a record date for the determination of the Members entitled to notice of or to vote at any meeting of Members or to express consent (or dissent) to Company action in writing without a meeting, or entitled to receive payment of any distribution of cash or other property (subject to Section 5.3), allotment of any rights in respect of any change, conversion or exchange of interests, or for the purpose of any other lawful action. Such record date shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 10 days after the date of adoption of a record date for a written consent without a meeting, nor more than 60 days prior to any other action to which such record date relates.

If no record date is fixed, the record date for determining Members entitled to notice of or to vote at a meeting of Members shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. The record date for determining Members entitled to express consent to Company action in writing without a meeting, when no prior action by the Board is necessary, shall be the day on which the first written consent is properly delivered to the Company. The record date for determining Members for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating to such purpose.

A determination of Members of record entitled to notice of or to vote at a meeting of Members shall apply to any adjournment of the meeting; provided, that the Board may fix a new record date for the adjourned meeting.

6.4. Officers.

(a) Enumeration. The officers of the Company (the "Officers") shall consist of such titles as the Board , acting in accordance with Section 6.4(b), shall determine.

(b) Election. The Chief Executive Officer shall be appointed by the Board. The Board shall have the authority to appoint other Officers of the Company.

(c) Qualification. No Officer need be a Member or a Director. Any two or more offices may be held by the same person.

(d) Tenure. Except as otherwise provided by law, by the Certificate of Formation or by this Agreement, each Officer shall hold office until his or her successor is duly elected or appointed hereunder, unless a different term is specified in the vote or action choosing or appointing him or her, or until his or her earlier death, resignation or removal.

(e) Resignation and Removal. Any Officer may resign by delivering his or

her written resignation to the Company at its principal office or to the Chief Executive Officer or any Director. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

Any Officer may be removed at any time, with or without cause, by vote of a majority of the entire number of Directors then in office.

Except as the Board may otherwise determine, no Officer who resigns or is removed shall have any right to any compensation as an Officer for any period following his or her resignation or removal, or any right to damages on account of such removal, whether his or her compensation be by the month or by the year or otherwise, unless such compensation is expressly provided in a duly authorized written agreement with the Company.

(f) Vacancies. The Board may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any office. Each such successor shall hold office for the unexpired term of his or her predecessor and until his or her successor is duly elected or appointed hereunder, or until his or her earlier death, resignation or removal.

(g) Chairman of the Board. Reid Block is appointed as Chairman of the Board and shall remain Chairman as long as he is a Member of the Company. However should Mr. Block become incapacitated, certified by two doctors, then the Board shall be able to appoint a new Chairman.

(h) Salaries. Subject to Section 6.2(b) above, Officers shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board.

(i) Binding the Company. Except as the Board may generally or in any particular case or cases otherwise authorize, and subject to the other provisions of this Agreement and the Certificate of Formation, all deeds, leases, contracts, bonds, notes, checks, drafts or other obligations made, accepted or endorsed by the Company shall be signed by any one or more Officers.

6.5. Indemnification and Exculpation.

(a) No Indemnitee, and no stockholder, director, officer, member, manager, partner, agent, representative, employee or Affiliate of an Indemnitee, shall have any liability to the Company or to any Member for any loss suffered by the Company which arises out of any action or inaction by such Indemnitee with respect to the Company if such Indemnitee so acted or omitted to act (i) in the good faith (A) belief that such course of conduct was in, or was not opposed to, the best interests of the Company, or (B) reliance on the provisions of this Agreement, and (ii) such course of conduct did not constitute gross negligence or willful misconduct of such Indemnitee.

(b) The Company shall, to the fullest extent permitted by applicable law, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or

investigative, by reason of the fact that he, she or it is or was, or has agreed to become, a Member, Director or Officer, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer, manager or trustee of, or in a similar capacity with, another corporation, partnership, limited liability company, joint venture, trust or other enterprise (including any employee benefit plan) (all such persons being referred to hereafter as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of an Indemnitee in connection with such action, suit or proceeding and any appeal therefrom.

(c) As a condition precedent to his, her or its right to be indemnified, the Indemnitee must notify the Company in writing as soon as practicable of any action, suit, proceeding or investigation involving him, her or it for which indemnity hereunder will or could be sought. With respect to any action, suit, proceeding or investigation of which the Company is so notified, the Company will be entitled to participate therein at its own expense and/or to assume the defense thereof at its own expense, with legal counsel reasonably acceptable to the Indemnitee.

(d) In the event that the Company does not assume the defense of any action, suit, proceeding or investigation of which the Company receives notice under this Section 6.5, the Company shall pay in advance of the final disposition of such matter any expenses (including attorneys' fees) incurred by an Indemnitee in defending a civil or criminal action, suit, proceeding or investigation or any appeal therefrom; provided, that the payment of such expenses incurred by an Indemnitee in advance of the final disposition of such matter shall be made only upon receipt of an undertaking by or on behalf of the Indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined that the Indemnitee is not entitled to be indemnified by the Company as authorized in this Section 6.5, which undertaking shall be accepted without reference to the financial ability of the Indemnitee to make such repayment; and further provided, that no such advancement of expenses shall be made if it is determined that (i) the Indemnitee did not act in good faith and in a manner he, she or it reasonably believed to be in, or not opposed to, the best interests of the Company, or (ii) with respect to any criminal action or proceeding, the Indemnitee had reasonable cause to believe his, her or its conduct was unlawful.

(e) The Company shall not indemnify an Indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such Indemnitee unless the initiation thereof was approved by the Board. In addition, the Company shall not indemnify an Indemnitee to the extent such Indemnitee is reimbursed from the proceeds of insurance, and in the event the Company makes any indemnification payments to an Indemnitee and such Indemnitee is subsequently reimbursed from the proceeds of insurance, such Indemnitee shall promptly refund such indemnification payments to the Company to the extent of such insurance reimbursement.

(f) All determinations hereunder as to the entitlement of an Indemnitee to indemnification or advancement of expenses pursuant to the terms of this Section 6.5 shall be made in each instance by (i) a majority vote of the Directors consisting of persons who are not at that time parties to the action, suit or proceeding in question ("Disinterested Directors"), whether or not a quorum, (ii) a majority vote of a quorum of the outstanding Shares of all classes entitled to vote for Directors, voting as a single class, which quorum shall consist of Members who are

not at that time parties to the action, suit or proceeding in question, (iii) independent legal counsel (who may, to the extent permitted by law, be regular legal counsel to the Company), or (iv) a court of competent jurisdiction.

(g) The indemnification rights provided in this Section 6.5 (i) shall not be deemed exclusive of any other rights to which an Indemnitee may be entitled under any law, agreement or vote of Members or Disinterested Directors or otherwise, and (ii) shall inure to the benefit of the heirs, executors and administrators of the Indemnitees. The Company may, to the extent authorized from time to time by the Board, grant indemnification rights to other employees or agents of the Company or other persons serving the Company and such rights may be equivalent to, or greater or less than, those set forth in this Section 6.5. Any indemnification to be provided hereunder may be provided although the person to be indemnified is no longer a Director or Officer.

ARTICLE VII
FISCAL MATTERS; INFORMATION RIGHTS; OBSERVER RIGHTS; CONFIDENTIALITY

7.1. Books and Records. The Board shall keep or cause an Officer, employee or agent of the Company or a designated third party to keep, at the principal office of the Company or in such other location as the Board or any appropriate Officer may designate, complete and accurate books and records of the Company, maintained in such form and manner as the Board or any appropriate Officer may determine, as well as any other documents and information required to be furnished to the Members under the Act, all of which shall be available for examination and copying by any Member with a Proper Purpose, at his, her or its reasonable request and at his, her or its expense during ordinary business hours and in compliance with such other lawful conditions as may be reasonably established by the Board or an appropriate Officer.

7.2. Financial and Other Reports. The Company shall prepare and provide to the Members, or cause to be so prepared and provided, in each case, at the Company's expense, (i) not later than 75 days after the end of each fiscal year of the Company, such information as is necessary to complete federal and state income tax or information returns, and a copy of the Company's federal, state, and local income tax or information returns for that year, and (ii) such financial and other reports as the Board may determine or as any Member may reasonably request.

7.3. Bank Accounts. The Board shall (or shall authorize and direct one or more other Officers to) cause the Company to open and maintain one or more accounts with such one or more financial institutions as the Board may determine to be necessary or advisable. The Board shall adopt such resolutions (including resolutions concerning withdrawal authority of Officers and employees of the Company) as may be necessary to implement the provisions of this Section 7.3. No funds belonging to any Person other than the Company (whether or not a Member) shall in any way be deposited or kept in any such account of the Company or otherwise be commingled with any funds of the Company.

7.4. Accounting Basis and Fiscal Year. The Company's books shall be kept on the accrual method of accounting or on such other method of accounting as the Board may from time to time determine, and shall be closed and balanced at the end of each fiscal year of the Company. The

fiscal year of the Company shall be the calendar year or such other fiscal year as the Board may from time to time determine.

7.5. Tax Matters Partner. The Board shall designate a person to serve as the "tax matters partner" of the Company. If, at any time, such person is not eligible under the Code to serve, or refuses to serve, as the tax matters partner, another person shall be designated by the Board to serve as the tax matters partner. The tax matters partner is hereby authorized to and shall perform all duties of a tax matters partner under the Code and shall serve as tax matters partner until his or her resignation or until the designation of his or her successor, whichever occurs sooner.

7.6. Information Rights. The Company shall deliver to each Member holding at least five percent (5%) of the issued and outstanding Shares:

(a) Within ninety (90) days after the end of each fiscal year of the Company, a balance sheet of the Company as at the end of such year and statements of income and of cash flows of the Company for such year, certified as being true and correct in all material respects by the Treasurer of the Company;

(b) Within forty-five (45) days after the end of each fiscal quarter of the Company (other than the fourth (4th) quarter), an unaudited balance sheet of the Company as at the end of such quarter, and unaudited statements of income and of cash flows of the Company for such fiscal quarter and for the current fiscal year to the end of such fiscal quarter; and

(c) within thirty (30) days of the end of each fiscal year a business plan, projected annual budget and projected financial statements for the next fiscal year.

The obligations of the Company under this Section 7.6 shall automatically terminate upon (i) the closing of an IPO, (ii) the Company becoming subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or any regulations thereunder, and (iii) the completion of any Liquidation or other dissolution.

7.7. Confidentiality. Unless otherwise determined by the Board, each Member shall hold in strict confidence any information it receives regarding the Company, its business or the business of any Member (or his, her or its Affiliates), whether such information is received from the Company, any Member or his, her or its Affiliates, or another person; provided, that such restrictions shall not apply to:

(a) information that is or becomes available to the public generally without breach of this Section 7.7;

(b) disclosures which are, in the opinion of the disclosing Member after consultation with counsel and (to the extent not prohibited by law) the Board, required to be made by applicable laws and regulations or stock exchange requirements;

(c) disclosures required to be made pursuant to an order, subpoena or legal

process;

(d) disclosures to officers, directors, or employees of such Member (or his, her or its Affiliates) and to auditors, counsel, and other professional advisors to such persons or to the Company (provided, that such persons have a need to know and have been informed of the confidential nature of the information, and, in any event, the Member disclosing such information shall be liable for any failure by such persons to abide by the provisions of this Section 7.7); or

(e) disclosures in connection with any litigation or dispute among the Members and/or the Company; and provided, further, that any disclosure pursuant to clause (b), (c), (d) or (e) of this sentence shall be made only subject to such procedures as the Member making such disclosure determines in good faith are reasonable and appropriate in the circumstances, taking into account the need to maintain the confidentiality of such information and the availability, if any, of procedures under laws, regulations, subpoenas, or other legal process and following notification and consultation with the Company. Each Member shall, to the extent not prohibited by law, notify the Company (A) prior to making any disclosure permitted by Sections 7.7(b) and 7.7(c) and consult with the Company with respect to the requirements for, and scope of, such disclosure, and (B) immediately upon becoming aware of any order, subpoena, or other legal process providing for the disclosure or production of information subject to the provisions of the immediately preceding sentence and, to the extent not prohibited by applicable law, immediately shall supply the Company with a copy of such order, subpoena, or other legal process. In addition, each Member shall notify the Company prior to disclosing or producing any information subject to the provisions of the two immediately preceding sentences and, to the extent not prohibited by applicable law, shall permit the Company to seek a protective order or similar relief protecting the confidentiality of such information. The rights and obligations of a Member pursuant to this Section 7.7 shall continue following the time it ceases to be a Member. Each Member acknowledges that disclosure of information in violation of the provisions of this Section 7.7 would cause irreparable harm to the Company and the Members for which monetary damages are inadequate, difficult to compute, or both. Accordingly, each Member agrees that his, her or its obligations under this Section 7.7 may be enforced by specific performance and that breaches or prospective breaches of this Section 7.7 may be enjoined.

7.8. Proper Purpose. Each Member acknowledges and agrees that, subject to applicable law, (a) the Company may withhold access to books and records requested by, or to be provided to, any Member pursuant to this Article VII, at law or otherwise, if the Board determines in its reasonable, but sole, good faith discretion that such Member lacks a Proper Purpose for receiving such access; and (b) the Board's determination of a Proper Purpose hereunder shall be final and binding on the Members and the Company.

ARTICLE VIII
PREEMPTIVE RIGHTS; RIGHT OF FIRST REFUSAL; CO-SALE RIGHTS

8.1. Issuance of Additional Interests; Rights of First Offer.

(a) The Company will give each Founder (each, a "Pro Rata Member", and collectively, the "Pro Rata Members") prior written notice (the "Offer Notice") of any proposed sale or issuance by the Company of any equity interest in the Company, except for Exempt

Interests. The Offer Notice will identify the interests to be issued, the approximate date of issuance, and the price and other terms and conditions of the issuance. Such notice will also include an offer (the "Offer") to transfer to each Pro Rata Member his, her or its Proportionate Percentage of such interests (the "Offered Interests") at the price and on the other terms described in the Offer Notice. The Offer Notice will also specify each Pro Rata Member's Proportionate Percentage, and the manner in which it was determined.

(b) Each Pro Rata Member shall give written notice to the Company of such Pro Rata Member's intention to accept an Offer within ten (10) days of the Pro Rata Member's receipt of the Offer Notice by delivering a notice of acceptance (the "Acceptance Notice") to the Company within such ten (10)-day period. The Acceptance Notice must set forth the portion of the Offered Interests which such Pro Rata Member elects to purchase. If a Pro Rata Member fails to deliver an Acceptance Notice to the Company within such ten (10)-day period, such Pro Rata Member shall be deemed to have fully waived his, her or its right to purchase any portion of the Offered Interests. If any Pro Rata Member fails to subscribe for such Pro Rata Member's entire Proportionate Percentage of the Offered Interests, the other subscribing Pro Rata Members shall be entitled to purchase such Offered Interests as are not subscribed for by such Pro Rata Member in the same proportion in which they were initially entitled to purchase the Offered Interests. The Company shall notify each Pro Rata Member within five (5) days following the expiration of the ten (10)-day period described above of the additional amount of Offered Interests which each Pro Rata Member may purchase pursuant to the foregoing sentence, and each Pro Rata Member shall then have five (5) days from the delivery of such notice to indicate such additional amount, if any, that such Pro Rata Member wishes to purchase.

(c) Upon the closing of any sale or issuance as to which the Company has given notice under this Section 8.1, the Pro Rata Members shall purchase from the Company, and the Company shall sell to the Pro Rata Members the Offered Interests subscribed for by the Pro Rata Members at the price and on the terms specified in the Offer Notice, which shall be the same price and terms at which all other persons or entities acquire such interests in connection with such sale or issuance.

(d) If the Pro Rata Members do not subscribe for all of the Offered Interests, the Company shall thereafter be permitted to sell all or any part of such Offered Interests as to which Pro Rata Members have not accepted an Offer, to any other Persons, at a price and on terms and conditions which are no more favorable to such other Persons or less favorable to the Company than those set forth in the Offer Notice.

(e) As used herein, "Exempt Interests" means (i) the issuance of Shares, options, warrants or other convertible securities to acquire Shares of the Company to any employees, service providers, officers, directors or consultants pursuant to any option or other equity based compensation plan approved and adopted by the Board from time to time, (ii) the issuance of Shares, or options, warrants or other convertible securities to acquire Shares, in connection with *bona fide* acquisition transactions approved by the Board, (iii) the issuance of Shares, or options, warrants or other convertible securities to acquire Shares, to financial institutions, lenders or lessors in connection with bona fide commercial credit arrangements, equipment financings or similar transactions approved by the Board, (iv) the issuance of Shares in an IPO, (v) the issuance of Shares upon exercise or conversion of any outstanding options,

warrants, convertible notes or other rights to acquire securities of the Company, (vi) the issuance of Shares or any rights to acquire Shares issued in connection with strategic collaborations, development agreements or licensing transactions, the terms of which are approved by the Board, or (vii) the issuance of Shares in connection with any equity splits, dividends or similar recapitalizations.

8.2. Prohibited Transfers. No Member may directly or indirectly Transfer any of his, her or its Shares, except as expressly provided in this Agreement. Notwithstanding the foregoing, a Member may transfer all or any of his, her or its Shares without complying with this Article VIII (i) by way of gift to any member of his or her family or to any trust for the benefit of any such family member of the Member, and (ii) by will or the laws of descent and distribution; provided, that in each such case such transferee shall agree in writing with the Company to be bound by all of the provisions of this Agreement to the same extent as if such transferee were the Member. Moreover, no Transfer of any Shares by a Member shall be made if, in the opinion of counsel to the Company, such transfer or assignment (A) may not be effected without registration under the Securities Act, (B) would result in the violation of any applicable state securities laws, (C) would create a material risk that the Company would be treated as an association taxable as a corporation or as a "publicly-traded partnership" for tax purposes, or (D) would violate the provisions of any agreement between the Company and a third party. Notwithstanding the foregoing or anything to the contrary contained herein, under no circumstances shall any Member transfer any Shares to a competitor of the Company, as determined by the Board.

8.3. Right of First Refusal.

(a) Except for Transfers expressly permitted by Section 8.2, if any Member ("Selling Member") desires to Transfer any of the Shares now or hereafter owned by him, her or it, whether voluntarily or by operation of law (each such proposed Transfer, a "Proposed Member Transfer"), the Selling Member shall first deliver written notice of his, her or its desire to do so (the "Notice") to the Company and to each of the other Members. The Notice must specify: (i) the name and address of the party to which the Selling Member proposes to sell or otherwise dispose of the Shares (the "Offeree"), (ii) the number of Shares the Selling Member proposes to sell or otherwise dispose of (the "Offered Shares"), (iii) the consideration per share to be delivered to the Selling Member for the proposed Transfer, and (iv) all other material terms and conditions of the proposed transaction, which must be bona fide.

(b) Each Member shall have the option to purchase his, her or its Proportionate Percentage of the Offered Shares for the consideration per share and on the terms and conditions specified in the Notice. If a Member wishes to exercise such option, it must do so by written notice to the Selling Member no later than 10 days after such Notice is received by him, her or it (the "Primary Option Period"). In the event any Member does not exercise his, her or its option within the Primary Option Period with respect to his, her or its entire Proportionate Percentage of the Offered Shares, the Member shall, on or before the last day of such period, give written notice of that fact to the Selling Member, the Company and the other Members (the "Member Notice"). The Member Notice shall specify the number of Offered Shares the Member has not elected to purchase (the "Remaining Shares").

(c) Each Member shall have an option, exercisable for a period of five (5)

days from the date of delivery to such Member of a Member Notice (the "Secondary Option Period" and, together with the Primary Option Period, the "Option Period"), to purchase, on a pro rata basis, his, her or its Proportionate Percentage of the Remaining Shares for the consideration per share and on the terms and conditions set forth in the Notice. Such option shall be exercised by providing written notice to the Selling Member.

(d) In the event options to purchase have been exercised by the Members with respect to some but not all of the Remaining Shares, the Selling Member shall, on or before the last day of the Option Period, give written notice of that fact to those Members who have exercised their options in full within such period (the "Second Notice"). The Second Notice shall specify the number of Remaining Shares the Members have not elected to purchase. Each Member who has exercised his, her or its option in full within the Option Period shall have an additional option (the "Over-Allotment Option"), for a period of five (5) days after the Second Notice is given to such Member, as the case may be, to purchase all or any part of the balance of such Remaining Shares on the terms and conditions set forth in the Notice, which option shall be exercised by the delivery of written notice to the Selling Member. In the event that there are two or more such Members that choose to exercise the Over-Allotment Option for a total number of Remaining Shares in excess of the number available, the Remaining Shares available for each such Member's option shall be allocated to such Members pro rata based on each such Member's Proportionate Percentage.

(e) If the options to purchase the Remaining Shares and the Over-Allotment Options are not exercised in full, the Selling Member shall deliver notice to the Company (the "Company Notice") offering the Company such Remaining Shares on the same terms contained in the Notice and the Company shall deliver to the Selling Member notice of its intention to buy such Remaining Shares within seven (7) days of receipt of the Company Notice.

8.4. Right to Participate in Sale.

(a) If the Members and the Company do not exercise their options to purchase all of the Offered Shares within their respective Option Periods, then the Offered Shares with respect to which such options have not been exercised may be sold by the Selling Member to the Offeree, at a price not greater than that set forth and on terms no more favorable to the Selling Member than those set forth in the Notice, at any time on or prior to 90 days after the expiration of the relevant Option Period.

(b) Each Member shall have an option, exercisable within the Secondary Option Period, to notify the Selling Member of his, her or its desire to participate in the sale of the Shares and to sell at an Equivalent Price Per Share on the terms as set forth in the Notice, up to an equivalent proportion of the Shares owned by such Member as the proposed sale represents with respect to all Shares then owned by the Selling Member. The term "Equivalent Price Per Share" with respect to Shares proposed to be sold by the Selling Member means: in the case of a Common Share owned by a Member, the same price per share as the shares of Common Share proposed to be sold by the Selling Member.

(c) If any Member expresses a desire to sell Shares in the transaction, it shall be entitled to do so. The Company shall promptly, on expiration of the Option Period, notify the

Selling Member of the aggregate number of Shares the Members wish to sell. The Selling Member shall use his, her or its best efforts to interest the Offeree in purchasing, in addition to the Offered Shares, the Shares such Members wish to sell. If the Offeree does not wish to purchase all of the Shares made available by the Selling Member and the Members exercising their option hereunder, then the Selling Member shall be entitled to sell, at the price and on the terms and conditions set forth in the Notice, a portion of the shares being sold to the Offeree, in the same proportion as such Selling Member's ownership of Shares or such Member's ownership of Shares bear to the aggregate number of Shares owned by the Selling Member.

(d) If the Members do not elect to sell the full number of Shares which they are entitled to sell hereunder, the Selling Member shall be entitled to sell to the Offeree, according to the terms set forth in the Notice, that number of Shares which equals the difference between the number of Shares desired to be purchased by the Offeree and the total number of Shares the Members wish to sell.

8.5. Drag-Along Right.

(a) If at any time, (x) a Majority in Interest (such Members collectively referred to as the "Drag-Along Transferors") and (y) Board, in each case, approve a Company Sale involving the Transfer of all of the Shares then outstanding, then all other Members (collectively, the "Drag-Along Members") shall (i) also vote in favor of such Company Sale, and (ii) Transfer all of their respective Shares to the proposed transferee upon purchase price terms that are (on a proportionate basis) identical (or, to the extent for consideration other than cash, substantially equivalent) to those offered to the Drag-Along Transferors; provided, that the Drag-Along Transferors' right to compel the Drag-Along Members to sell their Shares is conditioned on the following additional requirements: (A) that the proposed transferee is willing and able to acquire all of the Shares then outstanding upon such terms; (B) that the Drag-Along Transferors deliver written notice to each Drag-Along Member (the "Drag-Along Notice"), which Drag-Along Notice shall set forth (I) a statement of intention to Transfer all of the Shares owned by the Drag-Along Transferor(s), (II) the willingness and ability of the proposed transferee to purchase all of the Shares then outstanding, (III) the name and address of the proposed transferee, and (IV) a reasonably detailed description of the terms of such Transfer; and (C) that a Drag-Along Member shall not be required to make any representations and warranties to the proposed transferee beyond representations and warranties customary to transactions of the kind involved in the relevant drag-along transaction.

(b) The Transfer to the proposed transferee of all of the Shares then outstanding shall be consummated by the Drag-Along Transferors and the Drag-Along Members in accordance with the terms set forth in the offer of the proposed transferee within ninety (90) days from the date of the Drag-Along Notice. If failure to consummate a drag-along transaction within such period results from a breach of any Drag-Along Member, the deadline for consummation of such transaction shall be extended as reasonably necessary to effect or compel such consummation.

8.6. Specific Performance. In the event any Member shall at any time attempt or purport to Transfer any one or more Shares (or any interest therein) in contravention of any of the provisions of this Agreement or of any other written agreement between such Member and the Company, the

Company shall, in addition to all rights and remedies at law and equity, be entitled to a decree or order restraining and enjoining such transaction, and the offending Member shall not plead in defense thereto that there would be an adequate remedy at law, it being expressly hereby acknowledged and agreed that damages at law would be an inadequate remedy for a breach or threatened breach of the provisions of this Agreement or any such other agreement concerning such transactions.

ARTICLE IX
DISSOLUTION AND LIQUIDATION

9.1. Events Causing Dissolution. The Company shall be dissolved and its affairs wound up solely upon:

(a) The approval of (i) the Board (which approval shall include the approval of Reid A. Block, if then serving on the Board), and (ii) a Majority in Interest; or

(b) The entry of a decree of judicial dissolution under the Act.

For the avoidance of doubt, the Company shall not be dissolved upon the death, bankruptcy or dissolution of any Member or the occurrence of any other event that terminates the continued membership of any Member under the Act, and the Members shall have no right or power to cause dissolution of the Company in connection with the occurrence of any such event.

9.2. Procedures on Dissolution. Dissolution of the Company shall be effective on the day on which occurs the event giving rise to the dissolution, but the Company shall not terminate until a Certificate of Cancellation shall have been filed with the Secretary of State of the State of Delaware and the assets of the Company shall have been distributed as provided herein. Notwithstanding the dissolution of the Company, prior to the termination of the Company, the business of the Company and the affairs of the Members, as such, shall continue to be governed by this Agreement. One or more Persons appointed as Liquidator by the Board shall liquidate the assets of the Company, apply and distribute the proceeds thereof as contemplated by this Agreement and file a Certificate of Cancellation with the Secretary of State of the State of Delaware.

9.3. Distributions Upon Liquidation.

(a) After payment of liabilities owing to creditors, the Liquidator shall set up such reserves as it deems reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company. Such reserves may be paid over by the Liquidator to a bank, to be held in escrow for the purpose of paying any such contingent or unforeseen liabilities or obligations and, at the expiration of such period as the Liquidator may deem advisable, such reserves shall be distributed to the Members or their assigns in the manner set forth in paragraph (b) below.

(b) After paying such liabilities and providing for such reserves as set forth in Section 9.3(a) above, the Liquidator shall cause the remaining net assets of the Company to be distributed to all Persons which are Members as of the record date for the making of such liquidating distribution, in proportion to their respective Proportionate Percentage.

Notwithstanding anything to the contrary herein, but subject to the distribution waterfall set forth in this Section 9.3, a Member shall not participate in any such distribution pursuant to this Section 9.3 on account of any Incentive Shares held by such Member until the aggregate distributions under (i) this Section 9.3 (i.e., distributions to Members under Section 9.3(b)) and (ii) Section 4.2 equal the benchmark value or distribution threshold or hurdle and/or grant/strike price, as applicable, established with respect to such Incentive Shares as of the date on which such Incentive Shares were originally issued by the Company (whether or not the holder is the Member who originally acquired such Incentive Shares from the Company), and any distribution not made to a Member by reason of the foregoing proviso shall instead be divided among, and distributed to, the other Members holding Shares whose right to participate in such distribution is not limited by the foregoing proviso, as provided in the next sentence. Each such Member shall receive a portion of such distribution equal to the total amount of such distribution multiplied by a fraction, the numerator of which is the Proportionate Percentage of such Member entitled to participate in such distribution and the denominator of which is the aggregate Proportionate Percentage of all Members entitled to participate in such distribution. No Member shall receive distributions of any kind, including under Section 4.2 and Section 9.3, in respect of unvested Incentive Shares.

(c) In the event that any part of such net assets consists of notes or accounts receivable or other non-cash assets, the Liquidator may take whatever steps it deems appropriate to convert such assets into cash or into any other form which would facilitate the distribution thereof in accordance with this Section 9.3. If any assets of the Company are to be distributed in kind, such assets shall be distributed on the basis of their fair market value net of any liabilities.

(d) Notwithstanding anything to the contrary herein, if any Member or holder of Shares has a deficit balance in his, her or its Capital Account (after giving effect to all contributions, distributions and allocations for all allocation periods, including the allocation period during which such liquidation occurs), such Member or holder of Shares shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever.

ARTICLE X
CONVERSION TO CORPORATE FORM

10.1. Conversion to Corporate Form. The Board may, upon the approval of a Majority in Interest, at any time upon not fewer than twenty (20) days' prior written notice given to each Member (unless such notice period is waived by the holders of each class and/or series of Shares then outstanding), cause the Company to convert into a corporation (the "Successor Corporation"), by such means (including, without limitation, filing of appropriate certificates of conversion and incorporation; merger or consolidation or other business combination; transfer of all or a part of the Company's assets; and/or exchange of Shares for securities of the Successor Corporation) as the Board may reasonably select. Upon such conversion:

(a) each Common Share shall be exchanged for, or otherwise converted into, the number of shares of common stock of the Successor Corporation representing, as nearly as reasonably practicable, an equity interest therein equivalent to the "economic interest" in the Company represented by such Common Share immediately prior to the conversion (without

regard to whether such corporation is subject to federal or state income taxation at the entity level); and

(b) the certificate of incorporation, bylaws and other organizational documents of such corporation (and/or, to the extent determined by the Board to be customary with respect to the particular provisions of this Agreement in documentation typically used in venture capital transactions, agreements among securityholders of such corporation) shall, to the extent reasonably practicable and unless such conversion is being effected in connection with the IPO (in which case the Board shall, without limitation of any of the other powers or authority of the Board hereunder, be expressly authorized hereby to make such modifications with respect thereto as the Board may deem necessary or advisable in connection with the IPO), reflect voting, management, exculpation, indemnification and other arrangements among the stockholders and directors which are comparable to the voting, management, exculpation, indemnification and other arrangements among the Members and Directors contained in this Agreement.

ARTICLE XI
MISCELLANEOUS PROVISIONS

11.1. Notices. Except as otherwise provided in this Agreement, any and all notices under this Agreement shall be effective (a) on the third business day after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) on the first business day after being sent by express mail, receipt confirmed telecopy, or commercial overnight delivery service providing a receipt for delivery, (c) on the date of hand delivery, or (d) upon confirmation of transmission if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day. In order to be effective, all such notices shall be addressed, if to the Company or any Officer, at the address of the Company's principal office as set forth in the books and records of the Company, and if to a Member or Director, at the last address of record on the Company books.

11.2. Word Meanings. The words such as "herein," "hereinafter," "hereof," and "hereunder" refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The word "including" (and grammatical variations thereof) shall be construed to mean "including, without limitation" (and grammatical variations thereof), and shall not be interpreted so as to imply exclusivity or comprehensive listing, unless the context otherwise requires. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, unless the context otherwise requires.

11.3. Binding Provisions. Subject to the restrictions on transfers set forth herein, the covenants and agreements contained herein shall be binding upon, and inure to the benefit of, the parties hereto, their heirs, legal representatives, successors and assigns.

11.4. Applicable Law. This Agreement shall be construed and enforced in accordance with the law of the State of Delaware, including the Act, as interpreted by the courts of the State of Delaware, notwithstanding any rules regarding choice of law to the contrary.

11.5. Counterparts. This Agreement may be executed in several counterparts and as so executed shall constitute one agreement binding on all parties hereto, notwithstanding that all of

the parties have not signed the same counterpart. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com. or www.rightsignature.com) or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

11.6. Separability of Provisions. Each provision of this Agreement shall be considered separable. To the extent that any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the smallest degree possible in order to make the Agreement effective under the Act (and, if the Act is subsequently amended or interpreted in such manner as to make effective any provision of this Agreement that was formerly rendered invalid, such provision shall automatically be considered to be valid from the effective date of such amendment or interpretation).

11.7. Section Titles. Article and Section titles are included herein for descriptive purposes only and shall not control or alter the meaning of this Agreement as set forth in the text.

11.8. Waivers and Amendments.

(a) Except as otherwise specifically provided in this Agreement, this Agreement may be amended or modified (and any provision hereof may be waived) only with the vote or written consent of (i) the Board and (ii) a Majority in Interest; provided, however, no such amendment or waiver shall increase the liability of, increase the obligations of or disproportionately, adversely affect the interest of, any class of Members vis-à-vis another class of Members without the specific approval of the Members holding majority of the issued and outstanding Shares representing such class.

(b) Notwithstanding Section 11.8(a), this Agreement may be amended from time to time by a majority of the Board without the consent of a Majority in Interest (i) to correct any printing, stenographic, clerical or other minor errors or omissions; (ii) to admit one or more additional Members, or approve the withdrawal of one or more Members, in accordance with the terms of this Agreement; or (iii) to amend Schedule A hereto, from time to time, in order to provide any necessary information regarding any Member.

11.9. Third Party Beneficiaries. Except to the extent provided in any separate written agreement between the Company and another Person, the provisions of this Agreement are not intended to be for the benefit of any creditor (other than a Member who is a creditor) or other person (other than a Member in his, her or its capacity as such) to whom any debts, liabilities or obligations are owed by (or who otherwise has any claim against) the Company or any of the Members. Moreover, notwithstanding anything contained in this Agreement no such creditor or other person shall obtain any rights under this Agreement or shall, by reason of this Agreement, make any claim in respect of any debt, liability or obligation (or otherwise) against the Company or any Member or Director.

11.10. Entire Agreement. This Agreement (including all Exhibits and Schedules) embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter

(including, without limitation, the Prior Agreement).

11.11. Waiver of Partition. Each Member and Director agrees that irreparable damage would be done to the Company if any Member or Director brought an action in court to dissolve the Company. Accordingly, each Member and Director agrees that he, she or it shall not, either directly or indirectly, take any action to require partition or appraisal of the Company or of any of the assets or properties of the Company, and notwithstanding any provisions of this Agreement to the contrary, each Member and Director (and his, her or its successors and assigns) accepts the provisions of the Agreement as his, her or its sole entitlement on termination, dissolution and/or liquidation of the Company and hereby irrevocably waives any and all right to maintain any action for partition or to compel any sale or other liquidation with respect to his, her or its interest, in or with respect to, any assets or properties of the Company. Each Member and Director agrees that he, she or it will not petition a court for the dissolution, termination or liquidation of the Company.

ARTICLE XII
REPRESENTATIONS AND WARRANTIES

Each Member, for the benefit of the other Members, the Directors and the Company, hereby makes each of the following representations, warranties and covenants:

12.1. Investigation. Such Member (a) is financially able to bear all the risks of holding the Shares being acquired for an indefinite period of time, (b) has such knowledge and experience in financial and business matters to be able to evaluate the merits and risks of the acquisition of such Shares and of making an informed investment decision with respect thereto; (c) has been provided (or has had access to) all information that such Member has requested of the Company and its Officers, Directors and promoters in connection with the acquisition of such Shares, (d) has been afforded the opportunity to ask questions of, and receive answers from, the Officers, Directors and promoters of the Company concerning the terms and conditions of this Agreement and the purchase of such Shares; (e) has been given the opportunity to obtain any additional information necessary to verify the accuracy of the information furnished by, or on behalf of, the Company, (f) is acquiring the Shares based upon such Member’s own investigation of such relevant information (including the foregoing) that such Member deems to be necessary or desirable and in connection therewith has received the full cooperation of and assistance from the Company and its agents, (g) has adequate means for providing for such Member’s current needs and personal contingencies and has no need for liquidity in his, her or its investment in the Company, and (h) acknowledges that such Member’s investment in the Company is otherwise suitable for such Member in light of such Member’s other securities holdings and his, her or its financial situation and needs. The exercise by such Member of rights and the performance of obligations under this Agreement is based upon that Member’s own investigation, analysis and expertise.

12.2. Purchase for Own Account. Such Member’s acquisition of the Shares is being made for that Member’s own account for investment, and not with a view to the sale or distribution thereof. Such Member acknowledges that the Shares have not been registered under the Securities Act or any state or other federal securities laws, and, in addition to the other restrictions contained herein, any Transfer or offer to Transfer thereof, in whole or in part, may require appropriate registration or the availability of an exemption from such registration under such laws and the regulations issued thereunder and, therefore, is aware that the Member will be required to bear the financial

risks of such investment for an indefinite period of time.

(Signature Pages Follow)

IN WITNESS WHEREOF, the Members have executed this Operating Agreement under seal as of the day and year first above written.

COMPANY: Takezo, LLC

By: ______________________________
Name: Reid A. Block
Title: Authorized Signatory

MEMBERS:

***If an entity:* 1859RB, LLC**

By: ______________________________
Name: Reid A. Block
(print)
Title: Manager

If an individual:

____
Name:
____

IN WITNESS WHEREOF, the Members have executed this Operating Agreement under seal as of the day and year first above written.

COMPANY: Takezo, LLC

By:___________________________
Name: Reid A. Block
Title: Authorized Signatory

MEMBERS:

If an entity: **AKJ1891, LLC**

By: _______________________________________
Name: Andrew Johnston
____
(print)
Title: Member
____

If an individual:

____

Name:
____

IN WITNESS WHEREOF, the Members have executed this Operating Agreement under seal as of the day and year first above written.

COMPANY: Takezo, LLC

By: ______________________

Name: Reid A. Block

Title: Authorized Signatory

MEMBERS:

If an entity:

By:

____

Name:

____

(print)

Title:

____

If an individual:

By:

____

Name: Lydia Corran

____

IN WITNESS WHEREOF, the Members have executed this Operating Agreement under seal as of the day and year first above written.

COMPANY:

Takezo, LLC

By: Name: Reid A. Block
Title: Authorized Signatory

MEMBERS:

If an entity:

By:______________________________

Name: ______________________________
(print)

Title: ______________________________

If an individual:

Bryan Emerson

Name: ______________________________

SIGNATURE PAGE TO OPERATING AGREEMENT OF Takezo, LLC

SIGNATURE PAGE TO OPERATING AGREEMENT OF Takezo, LLC

IN WITNESS WHEREOF, the Members have executed this Operating Agreement under seal as of the day and year first above written.

OMPANY: Takezo, LLC

By: ______________________

Name: Reid A. Block

Title: Authorized Signatory

MEMBERS:

If an entity: **CNBX, LLC**

By: ______________________

Name: Gordon D Katz

____

(print)

Title: Manager

____

If an individual:

____

______________________ Name:

IN WITNESS WHEREOF, the Members have executed this Operating Agreement under seal as of the day and year first above written.

COMPANY: Takezo, LLC

By: ______________________

Name: Reid A. Block

Title: Authorized Signatory

MEMBERS:

If an entity:

By:

____

Name:

____

(print)

Title:

____

If an individual:

____

Name: Karen Vaughn

____

IN WITNESS WHEREOF, the Members have executed this Operating Agreement under seal as of the day and year first above written.

COMPANY: Takezo, LLC

By: [signature]
Name: Reid A. Block
Title: Authorized Signatory

MEMBERS:

If an entity: **CW Minutemen, LP**

By: ERIC SELTZER [signature]
Name: ERIC SELTZER
(print)
Title: MANAGING PARTNER

If an individual:

____

Name: ______________________________

IN WITNESS WHEREOF, the Members have executed this Operating Agreement under seal as of the day and year first above written.

COMPANY: Takezo, LLC

By: [signature]

Name: Reid A. Block

Title: Authorized Signatory

MEMBERS:

***If an entity:* Wick Management, LLC**

By: [signature]

Name: Christopher Topczewski

(print)

Title: Managing member

If an individual:

By: ______________________________

Name: ______________________________

IN WITNESS WHEREOF, the Members have executed this Operating Agreement under seal as of the day and year first above written.

COMPANY: Takezo, LLC

By: ______________________

Name: Reid A. Block

Title: Authorized Signatory

MEMBERS:

If an entity:

By: ______________________

Name: ______________________

(print)

Title: ______________________

If an individual:

____

Name: Patrick Connors

____

IN WITNESS WHEREOF, the Members have executed this Operating Agreement under seal as of the day and year first above written.

COMPANY: Takezo, LLC

By: ______________________

Name: Reid A. Block

Title: Authorized Signatory

MEMBERS:

If an entity:

By: ______________________

Name: ______________________

(print)

Title: ______________________

If an individual:

By: ______________________

Name: Paul Frantz

IN WITNESS WHEREOF, the Members have executed this Operating Agreement under seal as of the day and year first above written.

COMPANY: Takezo, LLC

By: ______________________________

Name: Reid A. Block

Title: Authorized Signatory

MEMBERS:

If an entity:

By:

____

Name:

____

(print)

Title:

____

If an individual:

____

Name: Thomas L. Speigner

____

IN WITNESS WHEREOF, the Members have executed this Operating Agreement under seal as of the day and year first above written.

COMPANY: Takezo, LLC

By: ______________________

Name: Reid A. Block

Title: Authorized Signatory

MEMBERS:

If an entity:

By: ______________________

Name: ______________________

(print)

Title: ______________________

If an individual:

____

Name: Noah Spingarn Koff

____

IN WITNESS WHEREOF, the Members have executed this Operating Agreement under seal as of the day and year first above written.

COMPANY: Takezo, LLC

By: ____________________________

Name: Reid A. Block

Title: Authorized Signatory

MEMBERS:

If an entity:

By:

____

Name:

____

(print)

Title:

____

If an individual:

____

Name: David Kamens

____

IN WITNESS WHEREOF, the Members have executed this Operating Agreement under seal as of the day and year first above written.

COMPANY: Takezo, LLC

DocuSigned by:

By: Reid Block

214DD6E4CEDE464...

Name: Reid A. Block

Title: Authorized Signatory

MEMBERS:

If an entity:

By: ____________________________________

Name: ____________________________________

(print)

Title: ____________________________________

If an individual:

DocuSigned by:

William W. Henderson

B034957EFB76408...

Name: William W. Henderson

____

IN WITNESS WHEREOF, the Members have executed this Operating Agreement under seal as of the day and year first above written.

COMPANY: Takezo, LLC

By: ______________________
Name: Reid A. Block
Title: Authorized Signatory

MEMBERS:

If an entity: The Intertwine Group, LLC

By: ______________________

Name: Elliot Begoun
(print)
Title: Founder

If an individual:

____

Name: ______________________

IN WITNESS WHEREOF, the Members have executed this Operating Agreement under seal as of the day and year first above written.

COMPANY: Takezo, LLC

By:_________________________
Name: Reid A. Block
Title: Authorized Signatory

MEMBERS:

If an entity:

By: ____________________________________

Name: ____________________________________
(print)

Title: ____________________________________

If an individual:

____

Name: Mesut Çelik
____

IN WITNESS WHEREOF, the Members have executed this Operating Agreement under seal as of the day and year first above written.

COMPANY: Takezo, LLC

By: ______________________

Name: Reid A. Block

Title: Authorized Signatory

MEMBERS:

If an entity:

By: ______________________

Name: KIM A. TERRY

(print)

Title: CEO

Subscription Systems, LLC

If an individual:

____

Name: ______________________

Exhibit A

Takezo LLC Detailed Captable

Exported as of 03/20/2020

Name	Common	Authorized Reserved	Ceo Discretionary Issuance Plan	Common Warrants	Total Shares	Fully Diluted Percentage Ownership
1859RB, LLC	3,220,000	0	0	0	3,220,000	29.27%
AKJ1891, LLC	2,020,000	0	0	0	2,020,000	18.36%
Bryan Emerson	180,000	0	0	0	180,000	1.64%
CNBX, LLC	60,000	0	0	0	60,000	0.55%
CW Minutemen, LP	240,000	0	0	0	240,000	2.18%
David Kamens	35,000	0	0	0	35,000	0.32%
Karen Vaughn	100,000	0	0	0	100,000	0.91%
Lydia Corran	180,000	0	0	0	180,000	1.64%
Mesut Celik	100,000	0	0	0	100,000	0.91%
Noah Spingarn Koff	25,000	0	0	0	25,000	0.23%
Patrick Connors	380,000	0	0	0	380,000	3.45%
Paul Frantz	60,000	0	0	0	60,000	0.55%
Subscription Systems LLC	380,000	0	0	0	380,000	3.45%
TWB Investment Partnership III, L.F	0	0	132,000	132,000	132,000	1.20%
The Intertwine Group	100,000	0	0	0	100,000	0.91%
Thomas L. Speigner	10,000	0	0	0	10,000	0.09%
Wick Management, LLC	2,220,000	0	0	0	2,220,000	20.18%
William V. Henderson	180,000	0	0	0	180,000	1.64%
Unissued Options		1,000,000	378,000		1,378,000	12.53%
Total	**9,490,000**	**1,000,000**	**510,000**	**132,000**	**11,000,000**	**100.00%**

<u>Exhibit B</u>

Equity Incentive Plan

(attached)